Exhibit 99.1

One Amgen Center Drive Thousand Oaks, CA 91320-1799 Telephone (805) 447-1000 Fax (805) 499-3507 www.Amgen.com
News Release

AMGEN ANNOUNCES PLAN TO LAUNCH TENDER OFFER AND LAUNCH OF SENIOR NOTES OFFERING

THOUSAND OAKS, Calif. (Nov. 7, 2011) – Amgen (NASDAQ: AMGN) today announced its plan to launch a modified Dutch auction tender offer to purchase up to $5 billion of its common stock, par value $0.0001 per share (“Common Stock”). Amgen also announced a public offering of its senior notes, the proceeds of which will be used to fund the tender offer and for general corporate purposes.

“This tender offer reflects Amgen’s confidence in the future outlook of our business and the Company’s long-term value,” said Kevin W. Sharer, Chairman and CEO at Amgen. “Our strong balance sheet and cash flow enable us to complete this transaction in an attractive interest rate environment while also preserving the flexibility to further accelerate the growth of our business through focused, strategic acquisitions.”

Modified Dutch Auction Tender Offer

Amgen will offer to purchase up to $5 billion of Common Stock at a price not greater than $60.00 nor less than $54.00 per share. In accordance with the rules of the Securities and Exchange Commission (SEC), Amgen may increase the number of shares of stock accepted for payment in the offer by no more than 2 percent of the outstanding stock without amending or extending the offer. On Nov. 4, 2011, the closing price of Common Stock was $55.17 per share. The tender offer is expected to commence tomorrow, Nov. 8, 2011, and will expire at 12:00 a.m. EST, on Dec. 7, 2011, unless extended.

A modified Dutch auction tender offer allows stockholders to indicate how much stock and at what price within the range described above they wish to tender their stock. Based on the number of shares tendered and the prices specified by the tendering stockholders, Amgen will determine the lowest price per share that will enable it to purchase $5 billion of Common Stock at such price, or a lower amount depending on the number of shares that are properly tendered and not properly withdrawn. All stock purchased in the tender offer will be purchased at the same price, even if the stockholder tendered at a lower price, so in some cases Amgen may purchase stock at a price above the price indicated by the stockholder tendering that stock. Amgen will not purchase stock below a stockholder’s indicated price. If the tender offer is fully subscribed, then $5 billion of Common Stock at the purchase price determined by Amgen will be purchased (subject to Amgen’s above-referenced ability to increase such numbers of shares), representing approximately 9.5 percent to 10.6 percent of outstanding Common Stock as of Nov. 7, 2011.

If, at the final purchase price, shares representing more than $5 billion of Common Stock at the applicable purchase price (or such greater number of shares as Amgen may choose to purchase without amending or extending the offer) are properly tendered and not properly withdrawn, Amgen will purchase stock tendered at or below that price on a pro rata basis. The tender offer will not be conditioned upon any minimum number of shares being tendered, but will be subject to the completion of the senior notes offering described below and the completion of additional financing sufficient to fund the purchase of shares under the tender offer, as well as other conditions described in the tender offer documents, which will be distributed to stockholders shortly. These documents will also contain tendering instructions and a complete explanation of the tender offer’s terms and conditions.

While Amgen’s Board of Directors has authorized the Company to make the tender offer, neither Amgen nor its Board of Directors make any recommendation to any stockholder as to whether to tender or refrain from tendering any stock or as to the price or prices at which stockholders may choose to tender their stock. Amgen has not authorized any person to make any such recommendation. Stockholders must decide whether to tender their stock and, if so, how much stock to tender and at what price or prices. In doing so, stockholders should carefully evaluate all of the information in the tender offer documents, when available, before making any decision with respect to the tender offer, and should consult their own financial and tax advisors.

The tender offer will be made under Amgen’s $10 billion stock repurchase program announced on Oct. 24, 2011. Future repurchases under the program are expected to be executed through private block purchases and market transactions. The Company expects to engage in financing activity, including the senior notes offering announced today, to fund repurchases. Future funding may include issuance of additional senior notes (denominated in U.S. or foreign currencies), term debt and/or commercial paper.

The tender offer described in this release has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Common Stock. The solicitation and offer to buy Common Stock will only be made pursuant to the offer to purchase and the other tender offer documents, which are expected to be distributed to stockholders shortly. A free copy of the tender offer documents that will be filed by Amgen with the SEC may be obtained when filed from the SEC’s website at www.sec.gov or from Amgen’s website at www.amgen.com, or by calling Georgeson Inc., the information agent for the tender offer, at (877) 278-9672 (toll free). Stockholders are urged to read these materials, when available, carefully prior to making any decision with respect to the offer. Stockholders who have questions may call the dealer managers for the tender offer, BofA Merrill Lynch at (888) 803-9655 or Credit Suisse at (800) 318-8219, or Georgeson Inc. at the number above.

Senior Notes Offering

Amgen’s public offering of its senior notes will be made pursuant to an effective shelf registration statement on file with the SEC. Amgen expects to use the net proceeds from the offering to fund Amgen’s stock repurchase program, including the modified Dutch auction tender offer described above, and for general corporate purposes. BofA Merrill Lynch, Morgan Stanley, J.P. Morgan and Citigroup are acting as joint book-running managers for the offering.

This news release is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. A copy of the preliminary prospectus supplement and related base prospectus may be obtained on the SEC’s website at www.sec.gov or from any of the underwriters, including:

BofA Merrill Lynch

100 West 33rd Street

New York, NY 10001

Attn: Prospectus Department

Email: dg.prospectus_requests@baml.com

Morgan Stanley

180 Varick Street, 2nd Floor

New York, NY 10014

Attn: Prospectus Department

Email: prospectus@morganstanley.com

J.P. Morgan

383 Madison Avenue

New York, NY 10017

Attn: Syndicate Desk

(212)-834-4533

Forward-Looking Statements

This news release contains forward-looking statements that involve significant risks and uncertainties, including those discussed below and others that can be found in our Form 10-K for the year ended Dec. 31, 2010, and in our periodic reports on Form 10-Q and Form 8-K. Amgen is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

No forward-looking statement can be guaranteed and actual results may differ materially from those we project. The Company’s results may be affected by our ability to successfully market both new and existing products domestically and internationally, clinical and regulatory developments (domestic or foreign) involving current and future products, sales growth of recently launched products, competition from other products (domestic or foreign) and difficulties or delays in manufacturing our products. In addition, sales of our products are affected by reimbursement policies imposed by third-party payers, including governments, private insurance plans and managed care providers and may be affected by regulatory, clinical and guideline developments and domestic and international trends toward managed care and health care cost containment as well as U.S. legislation affecting pharmaceutical pricing and reimbursement. Government and others’ regulations and reimbursement policies may affect the development, usage and pricing of our products. Furthermore, our research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. We, or others, could identify safety, side effects or manufacturing problems with our products after they are on the market. Our business may be impacted by government investigations, litigation and product liability claims. Further, while we routinely obtain patents for our products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors. We depend on third parties for a significant portion of our manufacturing capacity for the supply of certain of our current and future products and limits on supply may constrain sales of certain of our current products and product candidate development. In addition, we compete with other companies with respect to some of our marketed products as well as for the discovery and development of new products. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. Further, some raw materials, medical devices and component parts for our products are supplied by sole third-party suppliers. Our business performance could affect or limit the ability of our Board of Directors to declare a dividend or our ability to pay a dividend or repurchase our common stock.

About Amgen

Amgen discovers, develops, manufactures and delivers innovative human therapeutics. A biotechnology pioneer since 1980, Amgen was one of the first companies to realize the new science’s promise by bringing safe and effective medicines from lab, to manufacturing plant, to patient. Amgen therapeutics have changed the practice of medicine, helping millions of people around the world in the fight against cancer, kidney disease, rheumatoid arthritis, bone disease and other serious illnesses. With a deep and broad pipeline of potential new medicines, Amgen remains committed to advancing science to dramatically improve people’s lives.

CONTACT: Amgen, Thousand Oaks

Christine Regan, 805-447-5476 (media)

Arvind Sood, 805-447-1060 (investors)

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